EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jeff A Zadoks**
Submission Contact Phone Number	**314-659-2417**
Exchange	**NONE**
	NYSE
Confirming Copy	**off**
Filer CIK	**0000812191**
Filer CCC	**xxxxxxxx**
Period of Report	**04/30/08**
Item IDs	**7.01**
	9.01
	2.02
Notify via Filing website Only	**off**
Emails	**jazadoks@rehabcare.com**
	bdcammarata@rehabcare.com
	jwjohnston@rehabcare.com
	bbpenuel@rehabcare.com

Documents

8-K	**eightk1q08cover.htm**	
	RHB 1Q08 Cover	
EX-99.1	**eightk1q08release.htm**	
	RHB 1Q08 Release	
EX-99.2	**eightk1q08script.htm**	
	RHB 1Q08 Script	
GRAPHIC	**eightk1q08release2.jpg**	
	RHB logo	

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jeff A Zadoks</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>314-659-2417</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <popup sid="SubSro_sroId_1"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000812191</value></field>
                <field sid="SubFiler_filerCcc_"><value>zy$fprj2</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/30/08</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>2.02</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>eightk1q08cover.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>RHB 1Q08 Cover</value></field>
                <data sid="data1"><filename>eightk1q08cover.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>eightk1q08release.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>RHB 1Q08 Release</value></field>
                <data sid="data2"><filename>eightk1q08release.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>eightk1q08script.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.2</value></combobox>
                <field sid="SubDocument_description_2"><value>RHB 1Q08 Script</value></field>
                <data sid="data3"><filename>eightk1q08script.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>eightk1q08release2.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>RHB logo</value></field>
                <data sid="data4"><filename>eightk1q08release2.jpg</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jazadoks@rehabcare.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>bdcammarata@rehabcare.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jwjohnston@rehabcare.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>bbpenuel@rehabcare.com</value></field>
        </page>
</XFDL>
```

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 30, 2008

REHABCARE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19294	51-0265872
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7733 Forsyth Boulevard
Suite 2300
St. Louis, Missouri   63105
(Address of principal executive offices)   (Zip Code)

(314) 863-7422
(Company's telephone number, including area code)

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	**Results of Operations and Financial Condition**

The information in Exhibit 99.1 is incorporated herein by reference.

Item 7.01	**Regulation FD Disclosure**

The information in Exhibit 99.2 is incorporated herein by reference.

Item 9.01	**Financial Statements and Exhibits**
(d)	Exhibits

The following exhibits are furnished pursuant to Item 2.02 and 7.01 hereof and should not be deemed to be "filed" under the Securities Exchange Act of 1934:

99.1	Press release dated April 30, 2008, announcing our first quarter revenues and results of operations.
99.2	The script for a conference call held by the registrant on April 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2008

REHABCARE GROUP, INC.

By: /s/ Jay W. Shreiner
Jay W. Shreiner
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 30, 2008, announcing our first quarter revenues and results of operations.
99.2	The script for a conference call held by the registrant on April 30, 2008

Exhibit 99.1



CONTACT: RehabCare Group, Inc.
Jay W. Shreiner
Chief Financial Officer
Betty Cammarata, Dir-Investor Relations
Press: David Totaro, Senior Vice
President, Corporate Marketing &
Communications
(314) 863-7422 or
Financial Dynamics
Gordon McCoun/Theresa Kelleher
(212) 850-5600

FOR IMMEDIATE RELEASE
Wednesday, April 30, 2008


REHABCARE REPORTS FIRST QUARTER 2008 RESULTS


· All divisions report sequential revenue growth, yielding $4.5 million in net earnings, or $0.25 per diluted share
· Contract Therapy (CT) achieves strong sequential revenue growth of $4.9 million, or 4.9 percent
· Hospital Rehabilitation Services (HRS), assisted by legislative relief, achieves sequential revenue growth of 3.7 percent
· Hospital division (HD) revenue grows sequentially by 13.8 percent but operating earnings are impacted by expected start-up/ramp-up losses and infrastructure development costs

ST. LOUIS, MO, April 30, 2008--RehabCare Group, Inc. (NYSE:RHB) today reported financial results for the quarter ended March 31, 2008. Comparative results for the quarter follow.

Amounts in millions, except per share data	First Quarter 2008		Fourth Quarter 2007		First Quarter 2007
Consolidated Operating Revenues	$	184.1	$	173.6	$ 184.0
Consolidated Operating Earnings (a)		8.4		9.0	5.5
Consolidated Net Earnings (a)		4.5		5.1	2.0
Consolidated Diluted Earnings per Share (a)		0.25		0.29	0.12
Contract Therapy Operating Revenues		104.3		99.4	102.8
Contract Therapy Operating Earnings (Loss)		3.8		4.0	(2.2)
HRS Inpatient Operating Revenues		29.8		28.9	32.1
HRS Outpatient Operating Revenues		10.4		9.9	11.2
HRS Operating Revenues		40.2		38.8	43.3
HRS Operating Earnings		4.6		6.0	5.2
Hospital Operating Revenues		29.2		25.7	26.0
Hospital Operating Earnings (Loss)		(0.3)		(0.8)	1.9
Other Healthcare Services Operating Revenues		11.0		10.1	12.1
Other Healthcare Services Operating Earnings (Loss)		0.2		(0.2)	0.7

(a)   Fourth quarter 2007 includes a $1.4 million (or $0.05 per fully diluted shareafter tax) reduction in net self-insurance accruals, which impacted operatingearnings for all of our divisions.

"In the first quarter, we saw improvements in operating revenues in every division, which drove a six percent sequential increase in consolidated revenues," said John H. Short, Ph.D., president and chief executive officer. "However, sequential profitability was impacted by anticipated higher first-quarter SG&A expenses and a return to more typical levels of self-insurance accruals.

"Our strongest revenue growth occurred in our Contract Therapy division, with a $4.9 million increase. Higher patient volume and enhanced therapist efficiency contributed to 7.2 percent sequential same store revenue growth as well as a 1.3 percentage point increase in productivity in the first quarter."

Dr. Short continued, "Our HRS inpatient rehabilitation facilities achieved four percent same store admissions growth due primarily to the new 60% compliance threshold. The division as a whole improved its operating revenues on a sequential basis for the first time since the second quarter of 2005 and the net number of inpatient rehabilitation facilities under management remained flat following more than two years of decline.

"The Hospital division achieved a healthy sequential increase of $3.5 million in operating revenues, however, profitability in the first quarter continued to be impacted by ramp-up losses for Central Texas Rehabilitation Hospital in Austin and start-up losses associated with the development of several other joint venture hospitals. We also are making significant investments in infrastructure development in order to support a division that is expected to nearly double its current size, reaching a total of 17 hospitals by the end of 2009."

Financial Overview of First Quarter

Operating revenues for the first quarter of 2008 were $184.1 million compared to $173.6 million in the fourth quarter of 2007, an increase of $10.5 million, or 6.0 percent.

Consolidated net earnings were $4.5 million in the first quarter of 2008 compared to $5.1 million in the fourth quarter of 2007. Earnings per share on a fully diluted basis for the first quarter of 2008 were $0.25 compared to $0.29 sequentially. Included in fourth quarter 2007 results was a $1.4 million (or $0.05 per fully diluted share after tax) reduction in net self-insurance accruals.

The **Contract Therapy** division's operating revenues for the first quarter of 2008 increased 4.9 percent to $104.3 million, compared to $99.4 million in the fourth quarter of 2007. Same store revenue growth of 7.2 percent more than offset the impact of a 2.4 percent decline in the average number of locations operated in the current quarter. At March 31, 2008, the division operated 1,038 locations compared to 1,064 locations at December 31, 2007. The Company signed contracts for 30 new client locations in the

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first quarter and anticipates a modest net increase in the number of locations in the second quarter.

The division's operating earnings were $3.8 million compared to $4.0 million in the fourth quarter of 2007. Excluding favorable adjustments for self-insurance accruals in the fourth quarter, operating earnings margin improved sequentially from 3.6 percent to 3.7 percent.

The **Hospital Rehabilitation Services** division's first quarter operating revenues grew 3.7 percent to $40.2 million, compared to $38.8 million in the fourth quarter of 2007. At March 31, 2008, HRS operated 153 programs compared to 154 programs at December 31, 2007. The number of managed inpatient rehabilitation facilities (IRFs) and outpatient units remained flat at 107 and 33 respectively, while there was a loss of one subacute unit. The division had five IRF signings in the first quarter and four new openings. At March 31, 2008, the pipeline of signed but unopened IRF contracts stood at five.

Sequentially, inpatient operating revenues improved 3.0 percent, and same store IRF admissions increased 4.0 percent as the programs were able to increase patient volumes in the first quarter of 2008 following the freeze in the 75% Rule's compliance threshold at 60%. The average 75% Rule compliance level for the managed IRFs in the first quarter was 62.7 percent. Outpatient operating revenues grew 5.6 percent sequentially due to an increase in same store revenue of 2.7 percent and a 2.1 percent increase in the average number of units operated.

Operating earnings declined by $1.4 million to $4.6 million in the first quarter of 2008 compared to $6.0 million in the fourth quarter of 2007. The decline was due primarily to the combination of higher incentive accruals in the first quarter, both at the division level and in the corporate SG&A allocated to the division, and the favorable impact of professional liability and workers compensation self-insurance reserve adjustments in the fourth quarter.

Net revenues in the **Hospital** division for the first quarter of 2008 increased 13.8 percent to $29.2 million, compared to $25.7 million in the previous quarter. The division operates a total of nine hospitals, six of which are rehabilitation hospitals and three long-term acute care hospitals. The sequential increase in revenues in the first quarter reflects a full quarter of operations for Central Texas Rehabilitation Hospital in Austin, Texas, which received its Medicare provider number in late November 2007. Sequentially, same store revenues increased $2.4 million, or 9.3 percent. The division managed its rehab hospitals to an average 75% Rule compliance level of 59.7% at the end of the quarter.

The division incurred an operating loss of $0.3 million in the first quarter of 2008 compared to an operating loss of $0.8 million in the previous quarter. The improvement in operating earnings resulted from higher same

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store revenues and lower start-up losses in the first quarter of 2008, partially offset by a $0.7 million increase in selling, general and administrative expenses, which reflects an investment in back office infrastructure to support the expected growth in the division in 2008. The division incurred total ramp-up losses for the Austin facility of $0.3 million in the first quarter of 2008 compared to $1.1 million in start-up and ramp-up losses in the fourth quarter of 2007. Additionally, the division incurred approximately $0.3 million in start-up losses in the first quarter in connection with several other joint venture hospitals, primarily for Northland LTAC Hospital in North Kansas City, which opened in April.

Balance Sheet

At March 31, 2008, the Company had approximately $15.2 million in cash and cash equivalents and $75.7 million in outstanding debt. Days sales outstanding decreased sequentially from 71.8 days at December 31, 2007 to 69.4 days at March 31, 2008. For the three months ended March 31, 2008, the Company generated cash from operations of $4.1 million and expended approximately $3.2 million for capital expenditures, including $2.6 million in the Company's Hospital division, primarily on developing joint ventures. The remaining $0.6 million of capital expenditures was principally related to information systems.

Legislative Update

The Company continues to work with industry providers to encourage Congress to pass a Medicare package by June 30, 2008. Failure to act will result in a 10.6 percent reduction in the Medicare Physician Fee Schedule and elimination of the Part B Therapy Caps auto-exception process.

The Recovery Audit Contractor (RAC) program has resumed with the demonstration period ending and the first phase of the 50-state rollout soon to be underway. While CMS (Centers for Medicare and Medicaid Services) has made improvements to the process, the Company will continue to challenge and appeal all claims that it believes have been inappropriately denied. Full expansion of the program is expected to be completed by January 2010.

On April 21, CMS released their 2009 proposed rule for Inpatient Rehabilitation Facilities. The Company is currently analyzing the rule, but initial findings reveal no significant impact for either the HRS or Hospital division. The final rule is due August of this year.

Outlook

The Company will not be providing revenue and earnings per share guidance for 2008, but provides the following:

- The Company expects strong consolidated net earnings growth for full year 2008, but expects its quarterly consolidated operating earnings to be uneven with all quarters impacted by hospital start-up/ramp-up losses.

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- The Contract Therapy division expects to achieve a modest net increase in the number of units and operating earnings margins of 4.5 to 5.5 percent during 2008 driven by same store revenue growth and improved operating efficiencies.

- The Hospital Rehabilitation Services division expects to experience a modest increase in units during 2008 and to achieve operating earnings margins of 12 to 15 percent. Same store discharges are expected to improve 3 to 5 percent as the division returns to a more stable operating environment following the recently enacted legislation.

- The Hospital division expects EBITDA to be negatively impacted by start-up and ramp-up losses associated with four new majority owned joint venture hospitals planned for 2008. The five hospitals in operation for less than one year are expected to generate an EBITDA drag of $4.5 to $5.5 million during 2008. The impact of this drag on earnings per share will be partially offset by the respective minority partners' shares of these costs. The eight hospitals that have been in operation for more than one year are expected to achieve 13 to 15 percent EBITDA margins before corporate overhead in 2008.

- The Company expects capital expenditures of approximately $32 million of which $25 million relates to hospital strategic and maintenance capital and $7 million relates principally to information systems investments. The Company is expecting to receive approximately $5 million from minority partners to fund their respective shares of each joint venture hospital's capital expenditure and working capital requirements.

- The Company expects its effective tax rate to approximate 39 percent for 2008.

Conclusion

Dr. Short concluded, "The outlook remains good that we can achieve 4.5 to 5.5 percent CT operating earnings margin in 2008, given our current trend of strong revenue growth and success with improving therapist efficiencies and controlling operating costs.

"An opportunity exists for our IRFs to grow same store admissions through identification of additional qualifying patients. The pipeline for new business remains strong and we are poised for growth in operating units in both our HRS and CT divisions.

"Bringing four hospitals online in 2008 and preparing for four additional hospital openings in 2009, and the investment that will necessitate, is expected to further encumber the bottom line performance of our Hospital division. However, we are encouraged by the fact that Central

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Texas Rehabilitation Hospital reached breakeven within just four months of receiving its Medicare provider number. We continue to take aggressive steps to refine our start-up processes, consolidate and strengthen our operating systems, and build market visibility for our existing hospitals.

"With the continuing support of our colleagues, I am confident that our momentum will continue throughout 2008, enabling us to deliver strong consolidated net earnings growth for full year 2008 and achieve our mission of helping people regain their lives."

About RehabCare Group

Established in 1982 and headquartered in St. Louis, MO, RehabCare (www.rehabcare.com) is a leading provider of rehabilitation program management services in partnership with 1,200 hospitals and skilled nursing facilities in 42 states. The Company also operates freestanding rehabilitation hospitals and long-term acute care hospitals across the country. RehabCare is included in the Russell 2000 and Standard and Poor's Small Cap 600 Indices.

A listen-only simulcast of RehabCare's first quarter conference call will be available on the Company's web site at www.rehabcare.com, under For Our Investors, Webcasts, and online at www.earnings.com, beginning at 10:00 Eastern time today. An online replay will be available until May 21, 2008. A telephonic replay of the call will be available beginning at approximately 1:00 P.M. Eastern time today and ending at midnight on May 21, 2008. The dial-in number for the replay is (630) 652-3000 and the access code is 21226036.

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the Company's current expectations and could be affected by numerous factors, risks and uncertainties discussed in the Company's filings with the Securities and Exchange Commission, including the Company's most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. Do not rely on forward looking statements as the Company cannot predict or control many of the factors that ultimately may affect the Company's ability to achieve the results estimated. The Company makes no promise to update any forward looking statements whether as a result of changes in underlying factors, new information, future events or otherwise.

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I. Condensed Consolidated Statements of Earnings
(Unaudited; amounts in thousands, except per share data)

	Three Months Ended		
	March 31, 2008	December 31, 2007	March 31, 2007
Operating revenues	$ 184,121	$ 173,635	$ 184,010
Costs & expenses			
Operating	148,962	139,741	152,222
Selling, general & administrative:			
Divisions	11,722	11,350	11,665
Corporate	11,258	9,184	10,277
Depreciation & amortization	3,767	4,362	4,312
Total costs & expenses	175,709	164,637	178,476
Operating earnings, net	8,412	8,998	5,534
Interest income	37	50	29
Interest expense	(1,299)	(1,709)	(2,319)
Other income (expense), net	3	80	2
Equity in net income of affiliates	158	119	37
Minority interests	80	220	12
Earnings before income taxes	7,391	7,758	3,295
Income taxes	2,883	2,657	1,298
Net earnings	$ 4,508	$ 5,101	$ 1,997
Diluted earnings per share	$ 0.25	$ 0.29	$ 0.12
Weighted average diluted shares	17,749	17,655	17,332

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II. Condensed Consolidated Balance Sheets
(Amounts in thousands)

	Unaudited March 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	$ 15,218	$ 10,265
Accounts receivable, net	140,420	135,194
Deferred tax assets	14,444	15,863
Other current assets	6,842	7,892
Total current assets	176,924	169,214
Property and equipment, net	30,286	29,705
Goodwill	168,517	168,517
Intangible assets	27,061	28,027
Investment in unconsolidated affiliate	4,779	4,701
Other assets	8,118	8,396
	$ 415,685	$ 408,560
Liabilities & Stockholders' Equity		
Current portion of long-term debt	$ 13,600	$ 9,500
Payables & accruals	77,047	79,429
Total current liabilities	90,647	88,929
Long-term debt, less current portion	62,100	65,000
Other non-current liabilities	9,983	9,342
Minority interest	2,683	1,267
Stockholders' equity	250,272	244,022
	$ 415,685	$ 408,560

III. Condensed Consolidated Statements of Cash Flows
(Unaudited; amounts in thousands)

	Three Months Ended March 31,	
	2008	**2007**
Net cash provided by operating activities	$ 4,055	$ 8,788
Net cash used in investing activities	(3,138)	(2,043)
Net cash provided by (used in) financing activities	4,036	(6,910)
Net increase (decrease) in cash and cash equivalents	4,953	(165)
Cash and cash equivalents at beginning of period	10,265	9,430
Cash and cash equivalents at end of period	$ 15,218	$ 9,265
Supplemental information:		
Additions to property and equipment	$ (3,222)	$ (1,257)

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IV. Operating Statistics
(Unaudited; dollars in thousands)

	First Quarter 2008	Fourth Quarter 2007	First Quarter 2007
Contract Therapy			
Operating revenues	$ 104,280	$ 99,380	$ 102,835
Operating expenses	86,593	82,226	90,000
Division SG&A	5,859	5,678	6,141
Corporate SG&A	6,335	5,483	6,793
Depreciation and amortization	1,670	2,028	2,126
Operating earnings (loss)	$ 3,823	$ 3,965	$ (2,225)
Operating earnings margin	3.7%	4.0%	-2.2%
Average number of locations	1,055	1,081	1,182
End of period number of locations	1,038	1,064	1,146
Hospital Rehabilitation Services			
Operating revenues			
Acute	$ 27,320	$ 26,407	$ 29,474
Subacute	2,439	2,483	2,575
Total Inpatient	$ 29,759	$ 28,890	$ 32,049
Outpatient	10,422	9,869	11,205
Total HRS	$ 40,181	$ 38,759	$ 43,254
Operating expenses	29,189	26,894	31,207
Division SG&A	3,369	3,109	3,689
Corporate SG&A	2,265	1,815	1,998
Depreciation and amortization	720	949	1,181
Operating earnings	$ 4,638	$ 5,992	$ 5,179
Operating earnings margin	11.5%	15.5%	12.0%
Average number of programs			
Acute	107	108	114
Subacute	14	14	17
Total Inpatient	121	122	131
Outpatient	33	32	36
Total HRS	154	154	167
End of period number of programs			
Acute	107	107	112
Subacute	13	14	17
Total Inpatient	120	121	129
Outpatient	33	33	35
Total HRS	153	154	164
Acute patient days	127,986	124,390	136,504
Subacute patient days	33,996	33,843	32,799
Total patient days	161,982	158,233	169,303
Acute discharges	10,276	10,190	11,093
Subacute discharges	795	758	842
Total discharges	11,071	10,948	11,935
Outpatient visits	239,910	228,184	265,667
Hospitals			
Operating revenues	$ 29,220	$ 25,677	$ 26,019
Operating expenses	25,092	22,683	21,711
Division SG&A	988	1,013	454
Corporate SG&A	2,185	1,497	1,085
Depreciation and amortization	1,246	1,241	881
Operating earnings (loss)	$ (291)	$ (757)	$ 1,888
Operating earnings margin	-1.0%	-2.9%	7.3%
End of period number of facilities	9	9	8
Patient days	25,138	22,988	23,069
Discharges	1,628	1,511	1,375

-END-

Exhibit 99.2

REHABCARE CONFERENCE CALL SCRIPT

April 30, 2008

INTRODUCTION BY CONFERENCE OPERATOR

INTRODUCTION OF MANAGEMENT BY FINANCIAL DYNAMICS

This conference call contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the Company's current expectations and could be affected by numerous factors, risks and uncertainties discussed in the Company's filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. Do not rely on forward looking statements as the Company cannot predict or control many of the factors that ultimately may affect the Company 's ability to achieve the results estimated. The Company makes no promise to update any forward looking statements whether as a result of changes in underlying factors, new information, future events or otherwise.

JOHN SHORT

INTRODUCTION AND WELCOME

Good morning and thank you for joining us today. I'm John Short, President and CEO of the Company. With me are Jay Shreiner, Chief Financial Officer, and the rest of my executive management team, all of whom will be available to answer your questions at the conclusion of our remarks.

After dedicating 2007 to integrating the significant Symphony acquisition and improving our profitability, we have turned our attention in 2008 back to growing the business. I am very pleased to report that, based on our results for the first quarter, we are achieving that goal. We saw sequential operating revenue growth across each of our divisions, with

1

the Contract Therapy division reporting the most significant top line growth of $4.9 million. Sequentially, consolidated operating revenues increased 6.0 percent, fueled in part by the long-awaited legislative relief we received in our HRS and Hospital divisions and increased patient volumes in our CT division. However, earnings on a sequential basis were hindered by a combination of higher first-quarter incentive accruals and a return to more typical levels of self insurance accruals.

As expected, our Hospital division continued to experience growing pains, impacted by start-up and ramp-up losses and infrastructure development investments. We remain firm in our commitment to our strategy and are encouraged by the fact that Central Texas Rehabilitation Hospital, our joint venture in Austin, reached breakeven at the end of this quarter within only four months of receiving its Medicare provider number.

Let me give you some highlights of the quarter as they pertain to our core operating segments.

Contract Therapy reported same store revenue growth of 7.2 percent as a result of increased patient volume and enhanced therapist efficiency. Strong same store revenue growth more than offset the net loss of 26 locations in the first quarter. The division opened 25 new locations and signed contracts for 30 new client locations in the first quarter. We remain confident that we can achieve a net increase in locations as we have projected for 2008.

We also continue to believe we can attain operating earnings margins of 4.5 to 5.5 percent during 2008.

Our **Hospital Rehabilitation Services (HRS)** division had its first sequential top line improvement since the second quarter of 2005, marked by a 3.7 percent increase in operating revenues and a 4.0 percent growth in inpatient rehabilitation facilities (or IRFs) same store admissions. With the permanent freeze of the 75% Rule at 60%, our units managed from an average compliance level of 67.8% in the fourth quarter 2007 to a 62.7% level in the first quarter.

Strong development activity, coupled with improved client retention, led to stabilization in the number of managed inpatient rehabilitation facilities and outpatient units at 107 and 33 respectively. We lost one subacute contract. In the first quarter, we signed five new IRF clients and opened four new units, which is the largest number of new openings for a quarter in our inpatient segment since 2005. We expect to achieve net additions in IRFs and to deliver operating earnings margins of 12 to 15 percent in 2008.

In our **Hospital division**, we saw a healthy sequential operating revenue growth of 13.8 percent and same store revenue growth of 9.3 percent. The division had an operating earnings loss of $0.3 million in the first quarter. As we had anticipated, operating earnings were unfavorably affected by $0.3 million in ramp-up losses at Central Texas Rehabilitation Hospital and an additional $0.3 million in start-up losses in connection with several other joint venture hospitals. Earnings also were, and will continue to be, impacted in the short-term by investments we're making in resources to support a division that is expected to nearly double its current size, reaching a total of 17 hospitals by the end of 2009.

The division managed its rehab hospitals to an average 75%

Rule compliance level of 59.7% at the end of the quarter.

Our five hospitals in operation for less than one year are expected to generate a net EBITDA drag of $4.5 to $5.5 million during 2008. The impact of this drag on earnings per share will be partially offset by the respective minority partners' shares of these costs. The eight hospitals that have been in operation for more than one year are expected to achieve 13 to 15 percent EBITDA margins before corporate overhead in 2008. During the first quarter, we operated at the low end of this range.

Turning to our joint venture development projects, in mid-April, we opened Northland LTAC Hospital, a 35-bed long-term acute care hospital in North Kansas City, Missouri that we developed in partnership with North Kansas City and Liberty Hospitals. The hospital must go through a six-month demonstration period following the receipt of its Medicare provider number, which we anticipate in May, before we will operate the hospital at full patient capacity.

Our joint venture with Floyd Healthcare Resources that we announced in early March, which involves our majority ownership and operation of The Specialty Hospital, an existing 24-bed LTACH in Rome, GA, is currently expected to receive state Attorney General approval in May with closing scheduled for June.

Our joint venture with Landmark Health Systems, Inc. to purchase a majority interest in and operate the Rehabilitation Hospital of Rhode Island also is awaiting approval by the state's Attorney General as well as the state's Department of Health. If approved, we expect to begin operation of the 41-bed facility during the third quarter of 2008. We also plan to develop a long-term acute

care hospital with Landmark, which could open in 2009.

Construction continues on St. Luke's Rehabilitation Hospital in St. Louis, Missouri, our joint venture with St. Luke's Hospital. We are projecting this 35-bed hospital to open in late 2008.

Our planned development of an LTACH with our existing rehabilitation hospital partner in Kokomo, Indiana should open in the first quarter of 2009.

In the second quarter of 2009, we expect to open Greater Peoria Specialty Hospital, a 50-bed LTACH we are building in Peoria, Illinois with Methodist Medical Center.

Construction has started on a 60-bed LTACH in Reading, Pennsylvania, which we will own and operate in conjunction with our long-time client, The Reading Hospital and Medical Center. We expect to begin operation of the LTACH in the third quarter of 2009.

We believe that the joint venture model provides us greater access to patient volumes, which is key to generating stronger revenue, and so we continue to evaluate a robust pipeline of joint venture opportunities.

Legislatively, our efforts are concentrated on encouraging Congress to pass a Medicare package by June 30, 2008. Failure to act will result in a 10.6 percent reduction in the Medicare Physician Fee Schedule and elimination of the Part B Therapy Caps auto-exception process.

The Recovery Audit Contractor (RAC) program has resumed with the demonstration period ending and the first phase of the 50-state rollout soon to be underway. While CMS has made

improvements to the process, we will continue to challenge and appeal all claims that we believe have been inappropriately denied. Full expansion of the program is expected to be completed by January 2010.

Also, on April 21, CMS released their 2009 proposed rule for IRFs. While we are continuing to analyze the rule, our initial findings reveal no significant impact for either the HRS or Hospital division. The final rule is due sometime in August of this year.

I'll now turn the call over to Jay Shreiner, who will review our financial results for the quarter.

Thank you, John,

Consolidated Results

Consolidated net revenues for the first quarter of 2008 were $184.1 million compared to $173.6 million in the fourth quarter of 2007, a $10.5 million or 6.0 percent increase.

Consolidated net earnings were $4.5 million, or $0.25 per diluted share, in the first quarter of 2008 compared to $5.1 million, or $0.29 per share on a fully diluted basis, in the previous quarter. Earnings in the first quarter were impacted by an 11.9 percent increase in selling, general and administrative expenses, primarily attributed to higher incentive accruals in the first quarter, as well as investments in infrastructure to support our growing Hospital division. The fourth quarter benefited from a $1.4 million (or $0.05 per fully diluted share after tax) reduction in net self-insurance accruals.

Contract Therapy (CT)

Net revenues for the Contract Therapy division were $104.3

million, an increase from the fourth quarter of $4.9 million, or 4.9 percent. This increase was driven by a 7.5 percent increase in revenue per location and same store revenue growth of 7.2 percent, which offset a 2.4 percent reduction in the average number of locations operated during the quarter.

The division's operating earnings were $3.8 million in the first quarter of 2008 compared to $4.0 million in the fourth quarter of 2007. This decline was chiefly due to incurring more typical levels of net self-insurance accruals compared to the prior quarter and increased corporate SG&A allocations, primarily from higher incentive accruals in the first quarter. Excluding favorable self-insurance accrual adjustments in the previous quarter, operating earnings margin improved sequentially from 3.6 percent to 3.7 percent.

During the first quarter, 51 programs closed and 25 opened.

Hospital Rehabilitation Services

For the first time in three years, the HRS division achieved sequential operating revenue growth. First quarter HRS revenues were $40.2 million, an increase of $1.4 million or 3.7 percent on a sequential basis.

Inpatient operating revenues improved 3.0 percent and IRF same store admissions increased 4.0 percent, a result of increased patient volumes following the 75% Rule freeze.

Outpatient operating revenues grew 5.6 percent sequentially due to an increase in same store revenue of 2.7 percent and a 2.1 percent increase in the average number of units operated.

Operating earnings for the division were $4.6 million, a

decline of $1.4 million from the $6.0 million in operating earnings in the fourth quarter due to higher incentive accruals made in the first quarter and the prior quarter self-insurance accrual adjustments.

The division ended the quarter with 153 programs, down one from the end of the fourth quarter, as a result of four openings and five closures. IRFs at quarter-end were flat at 107, outpatient units were flat at 33 and subacute units were down one at 13. At March 31, 2008, the pipeline of signed but unopened IRF contracts stood at five.

Hospitals

The Hospital division reported operating revenues of $29.2 million, a sequential increase of 13.8 percent. The division incurred an operating loss of $0.3 million in the first quarter of 2008 compared to an operating loss of $0.8 million in the previous quarter. This improvement resulted from same store revenue growth of 9.3 percent and lower start-up losses in the first quarter of 2008.

The division continues to invest in infrastructure to support our growing portfolio of hospitals, which is projected to total 13 by year-end 2008 and 17 by the end of 2009.

Balance Sheet

During the first quarter, we generated cash from operations of $4.1 million. We spent $3.2 million for capital expenditures, including $2.6 million in our Hospital division, primarily on developing joint ventures. The remaining $0.6 million of capital expenditures was principally related to information systems. Days sales outstanding in accounts receivable improved to 69.4 at March 31 from 71.8 at December 31, 2007.

At March 31, we had approximately $15.2 million in cash and cash equivalents compared to $10.3 million at December 31, 2007. Total debt outstanding at March 31, 2008 was $75.7 million compared to $74.5 million at December 31, 2007.

During 2008, we expect capital expenditures of approximately $32 million, of which $25 million relates to hospital strategic and maintenance capital and the remaining $7 million relates principally to information systems investments. We are expecting to receive approximately $5 million from our minority joint venture partners to fund their respective shares of each hospital's capital expenditures and working capital requirements.

Now I will turn the call back over to John.

JOHN SHORT

Thank you, Jay.

Closing Remarks

Much of our focus in 2008 is on returning to growth in our CT and HRS divisions. The first quarter is a sign that we are headed in the right direction, with strong same store revenue growth and a healthy pipeline of new business in both divisions.

We are also concentrating efforts on converting our revenue growth to profitability and we're confident we will see improved operating earnings margins in CT and HRS.

Nearly doubling the size of our Hospital division in two years is no small task, and will require us to continue to make the necessary investments to support their future success, while recognizing the impact these investments will

have on the division's bottom line.

Overall, we expect strong growth in consolidated net earnings for the full year, however, quarterly consolidated operating earnings are expected to be uneven with all quarters impacted by hospital start-up and ramp-up losses.

In closing, let me thank our stakeholders for their continued support and extend my sincere appreciation to all of our colleagues for their daily commitment to the success of RehabCare and to our mission of helping people regain their lives.

With that, I would like to have our operator open the call for questions.

To be read following Questions and Answers –
As a reminder, this conference call is being webcast live on our web site, www.rehabcare.com and will be available for replay beginning at 1:00 PM Eastern time today.